UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

The Endowment TEI Fund, L.P.

______________________________________________________

(Name of Issuer)

Limited Partnership Interests

______________________________________________________

(Title of Class of Securities)

______________________________

(CUSIP Number)

March 17, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]   Rule 13d-1(b)

[    ]   Rule 13d-1(c)

[    ]   Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Salient Partners, L.P., 87-0696141
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A (a)  (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1 Limited Partnership Interest
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 1 Limited Partnership Interest
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Limited Partnership Interest
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%
12	TYPE OF REPORTING PERSON HC, PN

CUSIP No.	SCHEDULE 13G

Item 1.	(a).	Name of Issuer: The Endowment TEI Fund, L.P.
	(b).	Address of Issuer's Principal Executive Offices: 4265 San Felipe, Suite 900, Houston, Texas 77027
Item 2.	(a).	Name of Persons Filing: Salient Partners, L.P.
	(b).	Address of Principal Business Office for Each of the Above: 4265 San Felipe, Suite 900, Houston, Texas 77027
	(c).	Citizenship or Place of Organization: Delaware, U.S.A.
	(d).	Title of Class of Securities: Limited Partnership Interests
	(e).	CUSIP Number: N/A
Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
	(e)	[]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[X ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1) (ii)(J).
Item 4.

Ownership.

Salient Partners, L.P. is the indirect beneficial owner of one (1) Interest of The Endowment TEI Fund, L.P., as a result of its ownership and control of its direct, wholly-owned subsidiary, Pinnacle Trust Co, a bank as defined by Section 3(a)(6) of the Securities Exchange Act of 1934. The securities are Limited Partnership Interests, and holders are deemed to own a single interest, regardless of the amount of interest. Pinnacle Trust Co. is the holder of record and has beneficial ownership of the one (1) Interest covered by this filing, which it purchased to provide seed capital to the Issuer.

	(a)	Amount beneficially owned: 1 Limited Partnership Interest
	(b).	Percent of class: 100%
	(c).	Number of shares as to which such person has:
		(1)	Sole power to vote or to direct the vote: 1 Limited Partnership Interest
		(2)	Shared power to vote or to direct the vote: N/A
		(3)	Sole power to dispose or to direct the disposition of: 1 Limited Partnership Interest
		(4)	Shared power to dispose or to direct the disposition of: N/A
Item 5.	Ownership of Five Percent or Less of a Class:[ ]
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company. See Exhibit A
Item 8.	Identification and Classification of Members of the Group: N/A
Item 9.	Notice of Dissolution of Group: N/A
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Disclaimer

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2005	By:/s/ Jeremy L. Radcliffe
Name: Jeremy L. Radcliffe Title: Managing Director